FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                  April 1, 2004

                             SCITEX CORORATION LTD.
                 (Translation of Registrant's Name into English)

           3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel

                    (Address of Principal Corporate Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                 Yes [ ] No [X]

Attached to the Registrant's Form 6-K, and incorporated by reference herein, are the Registrant's Notice of an Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card, in connection with an extraordinary general meeting of shareholders of the Registrant to be held on April 25, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD.
(Registrant)


By: /s/ Yahel Shachar
----------------------------
Name: Yahel Shachar
Title: Chief Financial Officer

Dated:  Thursday, April 1, 2004

                             SCITEX CORPORATION LTD.

           NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 25, 2004

                                                                Tel Aviv, Israel
                                                                   April 1, 2004

To the Shareholders of Scitex Corporation Ltd. ("we", "Scitex" or the
"Company"):

     NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the "Extraordinary General Meeting" or the "meeting") of Scitex will be held in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel, on Sunday, April 25, 2004, at 10:00 a.m. (Israel time).

     The agenda of the meeting will be as follows:

     (1) To elect a Director of the Company;

     (2) To approve an amendment to Article 53 of the Company's Articles of Association, relating to the source of funds available for payment of dividends, as specified in the Proxy Statement;

     (3) To approve a plan of cash distribution by the Company to its shareholders in the aggregate amount of approximately $86 million, in accordance with the Company's Articles of Association;

     (4) To approve amendments to Articles 7, 52, 56 and 57 of the Company's Articles of Association, relating to the corporate approvals required for reduction of share capital and distribution of dividends, as specified in the Proxy Statement;

     (5) To approve the distribution of approximately $32 million through a repurchase of the Company's Ordinary Shares by means of a self tender offer;

     (6) To approve a Services Agreement between the Company and Discount Investment Corporation Ltd., a principal shareholder of the Company, and a related suspension of services provided to the Company pursuant to the Services Agreement between the Company and Clal Industries and Investments Ltd., a principal shareholder of the Company;

     (7) To approve and ratify terms of indemnification of the Company's directors and officers;

     (8) To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent auditors until the next annual general meeting of shareholders, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services; and

     (9) To transact such other business as may properly come before the meeting or any adjournment thereof.

     Shareholders of record at the close of business on March 29, 2004 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Extraordinary General Meeting in person. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

     Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

                                By Order of the Board of Directors,

                                AMI EREL
                                Chairman of the Board of Directors

                                RAANAN COHEN
                                President and Chief Executive Officer

                             SCITEX CORPORATION LTD.
                3 Azrieli Center, Triangular Tower, 43(rd) Floor
                             67023 Tel Aviv, Israel

                                 PROXY STATEMENT

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement ("Proxy Statement") is furnished to the holders of Ordinary Shares, NIS 0.12 nominal value (the "Ordinary Shares"), of Scitex Corporation Ltd. ("we," "Scitex" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at an Extraordinary General Meeting of Shareholders (the "Extraordinary General Meeting" or the "meeting"), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Sunday, April 25, 2004, at 10:00 a.m. (Israel time) in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41(st) Floor, Tel Aviv, Israel.

Purpose of the Extraordinary General Meeting

     It is proposed that at the meeting resolutions be adopted: (1) to elect a Director of the Company; (2) to approve an amendment to Article 53 of the Company's Articles of Association relating to the source of funds available for payment of dividends, as specified below; (3) to approve a plan of cash distribution by the Company to its shareholders in the aggregate amount of approximately $86 million, in accordance with the Company's Articles of Association; (4) to approve amendments to Articles 7, 52, 56 and 57 of the Company's Articles of Association, relating to the corporate approvals required for reduction of share capital and distribution of dividends, as specified below; (5) to approve the distribution of approximately $32 million through a repurchase of the Company's Ordinary Shares by means of a self tender offer; (6) to approve a Services Agreement between the Company and Discount Investment Corporation Ltd., a principal shareholder of the Company, and a related suspension of services provided to the Company pursuant to the Services Agreement between the Company and Clal Industries and Investments Ltd., a principal shareholder of the Company; (7) to approve and ratify terms of indemnification of the Company's directors and officers; and (8) to approve the reappointment of the independent auditors of the Company until the next annual general meeting of shareholders and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the independent auditors' remuneration in accordance with the volume and nature of their services.

     The Company currently is not aware of any other proposal, which will come before the Extraordinary General Meeting. If any other matters properly come before the meeting, the persons designated as proxies intend to vote upon such matters in accordance with their judgment.

Voting and Proxies

     A form of proxy for use at the meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least twenty-four (24) hours prior to the meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of all the matters to be presented to the meeting, as described above. On all matters considered at the meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

     Proxies for use at the meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 29, 2004 will be entitled to vote at the Extraordinary General Meeting. Proxies are being mailed to shareholders on or about April 1, 2004 and will be solicited chiefly by mail; however, certain officers, Directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. However, the Company may retain an outside professional to assist in the solicitation of proxies. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of Ordinary Shares.

     As of March 29, 2004, there were 43,018,413* Ordinary Shares outstanding, each of which is entitled to one vote upon each of the matters to be presented at the meeting. Two or more shareholders, present in person or by proxy and entitled to vote, and holding 33 1/3% of the outstanding Ordinary Shares, will constitute a quorum at the Extraordinary General Meeting.

                           OWNERSHIP OF SCITEX SHARES

     The following table sets forth certain information as of March 29, 2004, concerning (i) the only persons or entities known to the Company to beneficially own more than 5% of the outstanding Ordinary Shares and (ii) the number of Ordinary Shares beneficially owned by the Company's Directors and members of its senior management as a group:

                                                                                 Ordinary Shares
                                                                               Beneficially Owned(1)
                                                                               ---------------------
Name and Address                                                      Number of Shares           Percent
----------------                                                      ----------------           -------

Clal Electronics Industries Ltd. (a wholly owned                         9,540,226                22.18%
subsidiary of Clal Industries and Investments Ltd. ("CII")) (2)
3 Azrieli Center, Triangular Tower, 45th Floor
67023 Tel Aviv, Israel

Discount Investment Corporation Ltd. ("DIC") (3)                         9,421,794(4)             21.90%
3 Azrieli Center, Triangular Tower, 43rd Floor
67023 Tel Aviv, Israel

AXA Financial, Inc ("AXA") (5)                                           2,402,000                 5.58%
1290 Avenue of the Americas
New York, NY 10104, USA

All Directors and members of senior management                              25,304(6)              0.06%
as a group (consisting of 12 persons)

----------
(1) Percentages in this table are based on the number of outstanding Ordinary Shares carrying voting rights as of March 29, 2004 (namely, 43,018,413 Ordinary Shares). The number of Shares owned by a shareholder or a group includes Ordinary Shares, if any, that such shareholder or group had the right to receive upon the exercise of options which are exercisable within 60 days of March 29, 2004.

(2) CII may be deemed to share with its wholly owned subsidiary, Clal Electronics Industries Ltd. ("CEI"), an Israeli corporation, the power to vote and dispose of our outstanding Ordinary Shares held by CEI.

(3) DIC may be deemed to share with its wholly owned subsidiary, DIC Loans Ltd., an Israeli corporation, the power to vote and dispose of our outstanding Ordinary Shares held by DIC Loans Ltd.

(4) Includes 4,880,336 Ordinary Shares held through DIC Loans Ltd., a wholly owned subsidiary of Discount Investment Corporation Ltd.

(5) Based upon Schedule 13G filed by AXA with the SEC on February 10, 2004, AXA claims sole voting power, as at December 31, 2003, of 2,622,000 Ordinary Shares, of which it had sole dispositive power of 2,402,000 Ordinary Shares. The majority of the Ordinary Shares reported are held by unaffiliated third party client accounts managed by a majority owned subsidiary of AXA, Alliance Capital Management L.P., an investment adviser.

(6) Includes 15,000 stock options exercisable into Ordinary Shares within 60 days of March 29, 2004.

     CII and DIC are both controlled by IDB Development Corporation Ltd. ("IDBD"), which in turn is controlled by IDB Holding Corporation Ltd. ("IDBH"). IDBH, IDBD, DIC and CII are all Israeli corporations whose shares are traded on The Tel Aviv Stock Exchange.

     Based upon reports received by the Company, since May 19, 2003, IDBH is controlled by a group comprised of: (i) Ganden Investment I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner (who is also the Chairman of IDBH, IDBD, CII and DIC) and his sister

----------
* Does not include 448,975 Ordinary Shares purchased on behalf of the Company under an approved share repurchase program and held by a trustee for the benefit of employees within the framework of one of the Company's stock option plans. Until acquired by employees, such shares shall have no voting rights or rights to receive cash dividends.

Shelly Dankner-Bergman (who is also a director of IDBH, IDBD, CII and DIC), which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments - IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, CII and DIC), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat (whose son, Zvi Livnat, is a director of IDBH, IDBD, CII and DIC, and another son, Shay Livnat, is a director of the Company), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity and voting power of IDBH, entered into a shareholders agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, since September 7, 2003, Shelly Dankner-Bergman owns approximately 4.75% of the equity and voting power of IDBH. Based on the foregoing, IDBH and IDBD (by reason of their control of CII and DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with CEI and DIC the power to vote and dispose of our outstanding Ordinary Shares held by CEI and DIC (including DIC's wholly owned subsidiary) amounting, in the aggregate, as of March 29, 2004, to 44.08% of such Ordinary Shares.

     Based upon reports received by the Company, as of March 29, 2004, two other entities affiliated with IDBH held Ordinary Shares of the Company. These are Clal Insurance Enterprises Holdings Ltd., a majority owned subsidiary of IDBD ("Clal Insurance"), which held 213,940 Ordinary Shares of the Company (including 74,258 Ordinary Shares of the Company owned by mutual funds that are managed by a wholly owned subsidiary of Clal Insurance), and Ilanot Discount Ltd., in which IDBD and DIC together have a 45% interest ("Ilanot"), which manages mutual funds that owned 354,975 Ordinary Shares of the Company.

     On December 1, 1980, CII, DIC and PEC Israel Economic Corporation (now a wholly owned subsidiary of DIC, not currently holding any of our Ordinary Shares) entered into an agreement in writing (subsequently amended) that they would vote their holdings of our Ordinary Shares in concert with respect to the election of our Directors and with respect to any Ordinary Resolution submitted to our shareholders. Currently this agreement is in effect through November 30, 2010.

                                IMPORTANT NOTICE

This Proxy Statement contains several references to a possible tender offer. However, it is not an offer to buy or the solicitation of an offer to sell any of our Ordinary Shares. The possible tender offer that is described in this Proxy Statement has not yet commenced. Once a tender offer commences, Scitex will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the United States Securities and Exchange Commission (SEC) and the Israeli Securities Authority
(ISA). Shareholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be available at no charge on the SEC's website at http://www.sec.gov and on the ISA's website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Scitex's corporate secretary at 972-3-6075855. Shareholders are urged to read these materials carefully before making any decision with respect to any tender offer.

Except for the historical information in this Proxy Statement, the matters discussed therein include forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Scitex's control) may be identified by the use of forward-looking terminology, such as "may", "can be", "will", "expects", "anticipates", "intends", "believes", "projects", "potential", "are optimistic", "view" and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, uncertainty as to the completion or timing of the contemplated cash distribution and self tender offer and the other risk factors detailed in Scitex's most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, Scitex does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

                 PROPOSALS FOR THE EXTRAORDINARY GENERAL MEETING

                        ITEM 1 -- ELECTION OF A DIRECTOR

     The number of Directors of the Company as last fixed by a decision of the shareholders of the Company is eleven. Subject to the Israel Companies Law, 5759-1999 (the "Companies Law") and the Articles of Association of the Company, the Board of Directors of the Company (the "Board" or the "Board of Directors") is entitled to fill, until the next election of Directors, the vacancies existing on the Board following the last meeting of the Company's shareholders.

     In January 2004, Mr. Nachum Shamir, the former President and Chief Executive Officer of the Company and currently President and Chief Executive Officer of Kodak Versamark, Inc. and a vice president of Eastman Kodak Company, was appointed to fill a vacancy in the Board of Directors, such appointment being made subsequent to the most recent annual election of Directors, which took place at the Company's Annual General Meeting in December 2003. The Board believes, following review of Mr. Shamir's experience and qualifications and based upon, among other things, its long acquaintance with Mr. Shamir, that it is in the best interests of the Company and its shareholders to elect him to such position at the meeting.

         The Company currently has a Board of ten Directors, including two Outside Directors (as such term is defined in the Companies Law) and Mr. Shamir. The following table lists the current Directors, their present principal occupation or employment and the year in which each first became a Director:

                                                 Principal Occupation                             Director
                  Name                              or Employment                           Age     Since
                  ----                              -------------                           ---     -----
Ami Erel(a, c)                        Chairman of the Board of the Company; President        56     2003(d)
                                      and Chief Executive Officer, Discount Investment
                                      Corporation Ltd.

Shimon Alon                           Former Chief Executive Officer and Chairman,           54     2003
                                      Precise Software Solutions Ltd.

Avraham Asheri(b, e, f)               Economics Advisor; Director of Companies;              66     2000
                                      Former President and Chief Executive Officer,
                                      Israel Discount Bank Ltd.

Raanan Cohen(a, c, f)                 President & Chief Executive Officer of the             36     2001
                                      Company; Vice President, Discount Investment
                                      Corporation Ltd.

Gerald Dogon(e, g)                    Director of Companies                                  64     2003

Avraham Fischer(h)                    Deputy Chairman, IDB Holding Corporation               47     2003
                                      Ltd.; Co-Chief Executive Officer, Clal Industries
                                      and Investments Ltd.

Shay Livnat(i)                        Chief Executive Officer, Zoe Holdings Ltd.             45     2003

Ophira Rosolio-Aharonson(e, f)        Director of Companies                                  54     2000

Nachum Shamir                         President and Chief Executive Officer, Kodak           50     2004
                                      Versamark, Inc.; Former President & Chief
                                      Executive Officer of the Company

Ariella Zochovitzky(e, f, g)          General Manager and Partner of Firms of                47     2002
                                      Management Consultants

----------
(a)  Nominee of DIC and its wholly owned subsidiary.

(b)  Initially nominated by DIC.

(c)  Member of the Remuneration Committee of the Board of Directors.

(d) Mr. Erel also served as a Director of the Company from January 2000 to December 2001.

(e)  Member of the Audit Committee of the Board of Directors.

(f)  Member of the Financial Investments Committee of the Board of Directors.

(g)  An Outside Director of the Company.

(h)  Nominee of CII through its wholly owned subsidiary, CEI.

(i)  Mr. Livnat is the son of Avraham Livnat, an affiliate of IDBH.

     Subject to Mr. Shamir being elected at the meeting, the Board will continue to be comprised of ten Directors, including two Outside Directors. Accordingly, one vacancy will exist on the Board of Directors immediately following the meeting. If elected at the meeting, Mr. Shamir will hold office until the next Annual General Meeting, or such earlier time as he shall resign or be removed from the Board of Directors pursuant to the Companies Law or the terms of the Articles of Association of the Company. The Company is not aware of any reason why Mr. Shamir, if elected, would be unable to serve as a Director.

     A brief biography of Mr. Shamir is set forth below:

     Nachum Shamir serves as the President and Chief Executive Officer of Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing, Inc.) since January 2004. On January 20, 2004, he was also elected a vice president of Eastman Kodak Company. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of the Company. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, Inc., having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. His prior position was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. (now Creo Asia Pacific (H.K.) Ltd.) from 1993. Mr. Shamir holds a bachelors degree in science from the Hebrew University of Jerusalem and a masters degree in public administration from Harvard University.

     It is proposed that at the meeting the following resolution be adopted:

          "RESOLVED, that Mr. Shamir be, and he hereby is, elected as a Director of Scitex to hold office until the next annual general meeting."

     The affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required to elect the said nominee as Director of the Company.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

               ITEM 2 -- AMENDMENT TO ARTICLE 53 OF THE COMPANY'S
                            ARTICLES OF ASSOCIATION

     The Company proposes to amend Article 53 ("Funds Available for Payment of Dividends") of its Articles of Association.

     Article 53 currently provides as follows:

          "No dividend shall be paid otherwise than out of the profits of the Company."

     Under Section 302 of the Companies Law, a company may make a distribution, such as a cash distribution, out of its "profits" (the "Profit Test"), provided that there is no reasonable concern that the distribution will prevent the company from meeting its existing and expected obligations as they become due (the "Solvency Test"). For purposes of Section 302, "profits" are defined, with respect to the Profit Test, as a "surplus" balance or a surplus accrued in the last two years, whichever is higher, all according to the last "adjusted financial statements" (as defined in the Companies Law) prepared by the company, audited or reviewed, provided that the time with respect to which the financial statements were prepared is not more than six months prior to the distribution. "Surplus" is defined in Section 302 as amounts included in the company's equity, derived from its net profit as determined under accepted accounting standards, as well as other amounts included in the equity under accepted accounting standards, which are not share capital or premiums, which the Israeli Minister of Justice determined should be treated as surplus.

     Under Section 303 of the Companies Law, a company that desires to make a distribution that does not meet the Profit Test can apply to an Israeli Court to receive approval for such distribution. The

Court may grant the approval only if it is satisfied that the company meets the Solvency Test. According to the Companies Law and the regulations promulgated thereunder, a company is required to follow specific procedures in making the application, such as notifying its creditors of the application in the manner prescribed by the regulations. The Court may approve the company's application in whole or in part, reject it or make its approval subject to conditions.

     Since the Companies Law permits a company to make a distribution that is not derived from profits as long as such distribution is approved by the Court, the Company wishes to amend Article 53 (which currently prohibits distributions other than out of the Company's profits) to allow the Company to make distributions in accordance with the Companies Law. Such amendment is necessary in order to enable the Company to carry out its proposed plan for cash distribution and self tender offer (referred to in Items 3 and 5 below).

     Accordingly, it is proposed that at the meeting the following resolution will be adopted:

          "RESOLVED, that Article 53 of the Articles of Association of the Company be, and it hereby is, replaced in its entirety with the following:

               `53. Funds Available for Payment of Dividends

               No dividend shall be paid other than as permitted under the Companies Law.' "

     The affirmative vote of the holders of not less than 75% of the voting power represented at the meeting in person or by proxy and voting on the resolution is necessary for approval of this amendment to the Articles of Association.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

                  ITEM 3 -- APPROVAL OF CASH DISTRIBUTION PLAN

Background

     As previously announced, on January 5, 2004, the Company completed the sale of the business of Scitex Digital Printing, Inc. ("SDP") to Eastman Kodak Company for $250 million in cash (the "Transaction"). In addition, as part of the Transaction, approximately $12 million of SDP's cash balance was retained at closing.

     In January 2004, the Board of Directors approved a plan of cash distribution, under which the Company will distribute cash to its shareholders in the aggregate amount of approximately $118 million, which reflects a per share distribution of $2.75 (based on 43,018,413 outstanding shares), applying a portion of the net proceeds from the Transaction. In March 2004, the Company also announced that out of the aforesaid planned cash distribution of $2.75 per share, or a total of approximately $118 million, the Company intends to distribute $2.00 per share in cash to the shareholders (an aggregate of approximately $86 million) (the "Cash Distribution"), and to distribute the balance of approximately $32 million through a repurchase of shares from the Company's shareholders by means of a self tender offer (the "Self Tender Offer"). For more details regarding the Self Tender Offer, see Item 5 below.

     The payment of the Cash Distribution is subject to the satisfaction of certain conditions, including the approval of the Tel Aviv District Court and the approval of the Shareholders of the resolutions in this Item 3 and in Item 2 above. The approval of the Court is required because the planned Cash Distribution and Self Tender Offer will not satisfy, in whole or in part, the Profit Test (as described in Item 2 above). The Company has recently filed an application with the Tel Aviv District Court seeking its approval for the contemplated Cash Distribution and the Self Tender Offer. There can be no assurance if and when such conditions will be satisfied.

     Upon satisfaction of all of the conditions to the planned Cash Distribution, the Board of Directors will declare the distribution and the Company will issue a press release announcing the final per-share distribution amount, the record date for shareholders entitled to receive the Cash Distribution and the payment date. The Company will withhold taxes on the payment of the Cash Distribution to the extent required by applicable law. The Company expects to have distributable profit at the time of payments of the Cash Distribution and/or the consideration in the Self Tender Offer, which may in turn affect the tax consequences to the shareholders with respect to a portion of such distributions.

     Subject to the satisfaction of the conditions to the planned Cash Distribution, the Company expects to effect the Cash Distribution within the next few months.

Shareholder Approval

     According to the Company's Articles of Association, the payment of the Cash Distribution requires the approval of the Company's shareholders. Accordingly, at the meeting, the Shareholders will be asked to approve the Cash Distribution. Shareholders should be aware that the approval of the amendment to Article 53 (Item 2 above) is also necessary in order to permit the payment of the Cash Distribution.

     It is proposed that at the meeting the following resolution be adopted:

          "RESOLVED, that the distribution of cash to the Company's shareholders, in the amount of up to $2.00 per outstanding share, be, and it hereby is, approved in accordance with the Company's Articles of Association."

     The affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required to approve the distribution of the said Cash Distribution.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

             ITEM 4 -- AMENDMENT TO ARTICLES 7, 52, 56 AND 57 OF THE
                       COMPANY'S ARTICLES OF ASSOCIATION

     The Company proposes to amend Article 7 ("Consolidation, Subdivision, Cancellation and Reduction of Share Capital"), Article 52 ("Declaration of Dividends"), Article 56 ("Payment in Specie") and Article 57 ("Capitalization of Profits, Reserves, etc.") of its Articles of Association. The current text of these Articles is set forth in Appendix A to this Proxy Statement.

Amendment to Article 7

     Article 7(a)(iv) provides that the Company may, by special resolution of its shareholders and subject to its Articles and to applicable law, "reduce" its share capital in any manner. The concept of "reduction in share capital" that was pertinent at the time that Article 7(a)(iv) was adopted, is no longer recognized under the Companies Law. Moreover, the approval of the shareholders of "reduction" in the Company's share capital, which was mandated by Israeli law at the time that Article 7(a)(iv) was initially adopted, is no longer required. Accordingly, the Company proposes to amend Article 7 by deleting subsection
(a)(iv).

Amendment to Article 52

     The Company proposes to amend Article 52 to allow the Board of Directors to declare and cause the Company to pay such dividends (whether interim or final dividends) as it shall determine in compliance with the Companies Law. The change is designed principally to allow the Board to determine and effect the payment of dividends without the requirement of shareholder approval, unless the Companies Law mandates such shareholder approval.

Amendment to Article 56

     The Company proposes to amend Article 56 to allow the Board of Directors to declare and cause the Company to pay dividends in kind and distribute securities as it shall determine in compliance with the Companies Law. The change is designed principally to allow the Board to determine and effect the payment of dividends in kind and distribute securities without the requirement of shareholder approval, unless the Companies Law mandates such shareholder approval.

Amendment to Article 57

     The Company proposes to amend Article 57 to allow the Board of Directors to cause the capitalization and distribution by the Company of the assets forming part of the undivided profits, share premiums or other credit as it shall determine in compliance with the Companies Law. The change is designed principally to allow the Board to determine and effect such capitalization without the requirement of shareholder approval, unless the Companies Law mandates such shareholder approval.

Proposed Resolution

     It is therefore proposed that at the meeting the following resolution will be adopted:

          "RESOLVED, that the Articles of Association of the Company be, and the same hereby are, amended as follows:

             1. That Article 7 be amended as follows:

               (i) That the heading to the Article be changed to "Consolidation, Subdivision and Cancellation of Share Capital";

               (ii) That subsection (a)(iv) of the Article be deleted it its entirety; and

               (iii) That the word "or" be inserted at the end of subsection
          (a)(ii) and the comma and the word "or" at the end of subsection
          (a)(iii) of the Article be replaced by a period.

             2. That Articles 52, 56 and 57 of the Articles of Association of the Company be respectively replaced in their entirety with the following:

                    `52. Declaration of Dividends

                    Subject to the provisions of the Companies Law, the Board of
               Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors appropriate. The Board of Directors shall determine, and may authorize, subject to applicable law, any of its directors and/or officers to determine, the time for payment of such dividends and the record date for determining the shareholders entitled thereto.'

                    `56. Payment in Specie

                    Subject to the provisions of the Companies Law, upon the
               declaration of the Board of Directors, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.'

                    `57. Capitalization of Profits, Reserves, etc.

                    Subject to the provisions of the Companies Law, upon the
               resolution of the Board of Directors, the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.' "

     The affirmative vote of the holders of not less than 75% of the voting power represented at the meeting in person or by proxy and voting on the resolution is necessary for approval of these amendments to the Articles of Association.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

             ITEM 5 -- APPROVAL OF THE REPURCHASE OF ORDINARY SHARES

Background

     As described in Item 3 above, in March 2004, the Company announced that out of the planned cash distribution of $2.75 per share, or a total of approximately $118 million, the Company intends to make the Cash Distribution (as defined above) and to distribute the balance of approximately $32 million through a repurchase of shares from the Company's shareholders by means of a self tender offer (the "Self Tender Offer"). The division of the $118 million allocated for distribution to shareholders between the Cash Distribution and the Self Tender Offer is intended to provide the Company's shareholders with greater flexibility in determining their respective participation in the overall distribution and their proportionate shareholdings after completion of the Self Tender Offer. For more details regarding the Cash Distribution and the background to the Self Tender Offer, see Item 3 above.

     In March 2004, the Board of Directors determined that the Self Tender Offer will be based upon, among other things, the following key terms:

     o Offer Price: The offer price per Ordinary Share in the Self Tender Offer shall be the average of the last reported sale prices per Ordinary Share as quoted on the Nasdaq National Market for the three
          (3) trading days ending one business day prior to the commencement of the Self Tender Offer (the "Offer Price Formula");

     o Minimum Acceptance: One of the conditions to the consummation of the Self Tender Offer shall be that Ordinary Shares representing at least 7.5% of the voting rights in the Company are tendered and not validly withdrawn before the expiration date of the initial offering period (as may be extended) of the Self Tender Offer (the "Minimum Condition"); and

     o Aggregate Consideration: The aggregate consideration paid by the Company for Ordinary Shares tendered and accepted for payment in the Self Tender Offer shall not exceed $32 million ("Aggregate Consideration").

     The commencement of the Self Tender Offer is subject to the satisfaction of certain conditions, including the amendment of Article 53 (see Item 2 above), approval of the Tel Aviv District Court (see Item 3 above), receipt of relief from the applicable U.S. and Israeli securities authorities necessary to facilitate the proposed Self Tender Offer, and the approval of the Shareholders of the resolutions in this Item 5. There can be no assurance if and when such conditions will be satisfied. If and when applicable, the Company will announce the commencement of the Self Tender Offer, as well as the offer price and additional details regarding the offer. The Company will withhold taxes on the payment of the consideration in the Self Tender Offer to the extent required by applicable law. The Company expects to have distributable profit at the time of payments of the Cash Distribution and/or the consideration in the Self Tender Offer, which may in turn affect the tax consequences to the shareholders with respect to a portion of such distributions.

     The Company intends to commence the Self Tender Offer within the next few months. However, shareholders should be aware that the Company reserves the right not to commence the Self

Tender Offer, change the timing thereof and/or abandon it if so determined by the Board. In the event that the Self Tender Offer is not commenced for any reason or otherwise not completed, or if only a portion of the $32 million is utilized in completing the Self Tender Offer, the Company will consider the alternatives for distribution of the remainder of the funds, if any, to the Shareholders.

     As a result of the contemplated Self Tender Offer, the Company's two principal shareholders, CII and DIC, who beneficially hold, in the aggregate, approximately 44% of the Company's share capital, may own more than 45% (and possibly, even more than 50%) of the voting power of the Company, depending on the amount of shares tendered by them (if any) and by the other Shareholders in the Self Tender Offer. As a result, the Company is required to conduct the Self Tender Offer as a "special tender offer" pursuant to the requirements and proceedings set forth under Israeli law.

     DIC and CII have informed the Company that they intend to consider, subject to approval of their respective boards of directors, market conditions and the final offer price, to tender in the Self Tender Offer only a portion of their shares and that, as a result, their aggregate voting power of the Company following the completion of the Self Tender Offer may exceed 45%. The Company was advised that, under Israeli law, once a shareholder owns in excess of 45% of the voting power of a company, this shareholder may purchase shares in the open market or through private transactions, and not strictly by means of a tender offer, unless as a result of the purchase the shareholder would own in excess of 90% of the outstanding shares of the company. Accordingly, the Self Tender Offer may result in a potential benefit to DIC and/or CII to the extent that their shareholdings would be in excess of 45% of the Company's voting power following the Self Tender Offer.

Shareholder Approval

     Under the Companies Law, "extraordinary transactions" of a public company with a "controlling shareholder" (as such terms are defined therein) or in which a controlling shareholder has a personal interest, generally require the approval of the company's audit committee, the board of directors and the shareholders, in that order.

     By virtue of the shareholders agreement among DIC, PEC and CII, and by virtue of IDBD's control of DIC and CII, DIC and CII and their subsidiaries, DIC Loans and CEI, respectively, are deemed to be "controlling shareholders" of the Company. The Self Tender Offer may be deemed as an extraordinary transaction. Accordingly, and due to the aforesaid potential benefit to DIC and/or CII, the Self Tender Offer may be deemed to be an extraordinary transaction of the Company with its controlling shareholders and therefore, pursuant to the Companies Law, would require the approval of the Company's Audit Committee, the Board of Directors and the Shareholders, in that order. The Audit Committee and Board of Directors have already approved the Self Tender Offer.

     It is proposed that at the meeting the following resolution be adopted:

          "RESOLVED, that the Self Tender Offer (including the Offer Price Formula, the Minimum Condition and the Aggregate Consideration), be, and it hereby is, approved"

     The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the said resolution is required to approve the above resolution, provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in approval of the said transactions, or (ii) the total number of shares voted against such matter does not exceed 1% of the voting rights in the Company.

     For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder's immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company. CEI, DIC (and its subsidiaries) are deemed, and Clal Insurance and Ilanot may be deemed, to have a personal interest in this resolution.

             ITEM 6 -- APPROVAL OF A SERVICES AGREEMENT BETWEEN THE
                COMPANY AND DISCOUNT INVESTMENT CORPORATION LTD.

Background

     In November 2001, the Company entered into a Services Agreement with CII in connection with the transfer of the Company's corporate offices to facilities leased by CII at the Azrieli Center, Tel Aviv, and the seconding of personnel (the "2001 Agreement"). On December 31, 2001, the Company's shareholders approved the 2001 Agreement.

     With effect from January 15, 2004, subject to shareholder approval, the Company has entered into a Services Agreement (the "2004 Agreement") with DIC in connection with the transfer of the Company's corporate offices to facilities leased by DIC at the Azrieli Center, Tel Aviv, and the seconding of one of DIC's senior officers to serve as the President and/or Chief Executive Officer of the Company. The 2004 Agreement has been approved by the Audit Committee and the Board of Directors of the Company.

     In light of the 2004 Agreement, with effect from January 2004, the Company and CII have agreed to suspend substantially all the services provided by CII to the Company pursuant to the 2001 Agreement, including the termination of (1) the use by the Company of the office space provided by CII, including related ancillary services (such as cleaning, security and information management services ("MIS")), which will be provided to the Company by DIC pursuant to the 2004 Agreement, and (2) the seconding of personnel by CII to the Company, which is no longer required. The other provisions of the 2001 Agreement will continue in full force and effect, and CII may continue to provide certain other services to the Company pursuant to the 2001 Agreement.

Summary of 2004 Agreement

     The following is a summary of the principal terms of the 2004 Agreement.

     Pursuant to the 2004 Agreement, with effect from January 15, 2004, DIC will provide the Company with office space at the Azrieli Center for the Company's personnel, together with ancillary services, such as cleaning, security and MIS services, similar to that previously provided by CII pursuant to the 2001 Agreement. In addition, with effect from January 5, 2004, DIC will second Mr. Raanan Cohen, Vice President of DIC (or another senior officer of DIC if agreed upon by the Company and DIC) to serve as President and Chief Executive Officer of the Company, who will dedicate approximately 40% of his work hours to the Company. The Company will provide to such person an indemnity letter in connection with personal liabilities that may arise from serving in such capacity as provided by the Company to its other executive officers. Mr. Raanan Cohen currently is a director of the Company as well.

     Certain services may be provided by DIC through its subsidiaries or directly from third party suppliers, and DIC may assign its rights and obligations under the 2004 Agreement, in whole or in part, to a company that it controls, or to a company that controls or is under common control with DIC.

     Generally, the services rendered will be provided by DIC at the actual cost for the service, and will not include any overhead expense, or general and administrative cost. However, where such rule cannot be implemented, the cost to the Company will generally be calculated either (i) on the basis of the proportion of the area's size of office space occupied by the Company at Azrieli Center (including a relative part of common areas), cleaning, security, local taxes, electricity and all other expenses associated with facility maintenance; or (ii) on the basis of the number of the Company's employees located at Azrieli Center for other, generally unspecified, services, according to the nature of the service. Certain services, such as MIS, will be at a fixed rate.

     The Audit Committee of the Company will periodically review the services rendered and amounts paid under the 2004 Agreement. It is estimated that, initially, the aggregate cost of the services (including the leased office space, but excluding the seconding of Mr. Cohen) will be approximately $17,000 per fiscal quarter. The specific approval of the Audit Committees is required for any material increases in the amounts paid. However, in no event shall the aggregate increase in the office space occupied by the Company at Azrieli Center under the 2004 Agreement exceed 175% from that occupied at the commencement of the agreement.

     The Company will also pay DIC the sum of NIS 493,000 (currently equivalent to approximately $110,000) per annum, in connection with the services of Mr. Cohen as President and CEO of the Company. This sum is based upon the actual cost to DIC of the services of Mr. Cohen. In the event of a change in the cost of such services to DIC or, having regard to the needs of the Company, the parties agree upon a change in the percentage of the work hours to be dedicated to the Company by Mr. Cohen (or such other senior officer of DIC who may serve as President and/or Chief Executive Officer of Scitex), the consideration payable for these services shall be increased or decreased accordingly, subject to the approval of our Audit Committee, provided that in no event shall the sum payable in respect of such services exceed NIS 750,000 (currently equivalent to approximately $168,000) per annum.

     If either of the parties wish to cease to provide or receive the services (including the office space), or any of them, it may do so by giving prior written notice of at least three (3) months to the other party, unless otherwise agreed. In such circumstances, DIC is required to provide reasonable cooperation and assistance to Scitex in order to enable it to implement such service by itself, but in no event will such assistance be for more than thirty (30) days from the date of termination.

     It is proposed that at the meeting the following resolutions will be adopted:

          "RESOLVED, that (i) the 2004 Agreement (as defined in the Proxy Statement), and any amendments and supplements thereto that do not materially increase the obligations, or do not materially decrease the rights, of the Company and that are approved by the Audit Committee and Board of Directors of the Company, and (ii) the suspension of substantially all services rendered to the Company pursuant to the 2001 Agreement (as defined in the Proxy Statement), be, and they hereby are, approved and ratified in all respects."

     Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution. However, DIC and CII and their subsidiaries, DIC Loans and CEI, respectively, are deemed to be "controlling shareholders" of the Company having a personal interest in the 2004 Agreement and the aforesaid suspension of services under the 2001 Agreement. As a result, and in light of the nature of the said transactions (which may be deemed as "extraordinary transactions"), pursuant to the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the said resolution is required, provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in approval of the said transactions, or (ii) the total number of shares voted against such matter does not exceed 1% of the voting rights in the Company.

     For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in this matter (as explained in Item 5 above). CEI, DIC (and its subsidiaries) are deemed, and Clal Insurance and Ilanot may be deemed, to have a personal interest in this resolution.

                  The Board of Directors recommends a vote FOR
                     approval of this proposed resolution.

               ITEM 7 -- INDEMNIFICATION OF DIRECTORS AND OFFICERS

Background

     Subject to certain qualifications, the Companies Law permits a company, if its articles of association so provide, to indemnify an "office holder" for acts or omissions committed in his or her capacity as an office holder of the company for:

     o a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator's award approved by court; and

     o reasonable litigation expenses, including attorney's fees, expended by an office holder or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

     The term "office holder" of a company is defined under the Companies Law to include any person who, either formally or in substance, serves as a director, general manager or chief executive officer, or other executive officer who reports directly to the general manager or chief executive officer of a company.

     In addition, the Companies Law provides that a company's articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified. It also permits the company to undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of giving the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

     The Company's Articles of Association were amended in December 2000 to contain provisions in line with the aforesaid provisions of the Companies Law relating to indemnification of the Company's office holders. At the Company's Annual General Meeting held on December 27, 2000, the Company's shareholders approved the prospective undertaking of the Company to indemnify all of the directors and other office holders of the Company and to provide them with a Letter of Indemnification to be substantially in the form of Appendix B hereto.

Ratification and Clarification

     In the past year, several key changes to the Company's management team were effected, including the addition of six new directors (namely, Ami Erel, the Chairman of the Board, Avraham Fischer, Shay Livnat, Shimon Alon, Gerald Dogon, and, most recently, Nachum Shamir). To avoid any doubt about the authority of the Company to undertake to indemnify such directors or any of its other office holders who may serve the Company from time to time, including those office holders who may be deemed to be controlling shareholders, it is proposed to adopt a clarifying resolution at the meeting.

     It is proposed that at the meeting the following resolution will be adopted:

          "RESOLVED, to approve, ratify and clarify the Company's authority to indemnify each director and other office holders of the Company, who may serve the Company from time to time (whether or not he or she may be deemed to be a controlling shareholder), to the fullest extent permitted by law, and to provide him or her with the Indemnification Letter substantially in the form attached as Appendix B to the Company's Proxy Statement dated April 1, 2004."

     Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution. However, since one or more of our current and future directors may be deemed, from time to time, to be "controlling shareholders" and/or the provision of the said indemnification with respect to certain directors may be deemed an extraordinary transaction in which a "controlling shareholder" has a personal interest, the above proposal, as regards such directors, will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the voting rights in the Company. For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not such shareholder has a "personal interest" (as explained in Item 4 above) in this matter. CEI, DIC (and its subsidiaries) are deemed, and Clal Insurance and Ilanot may be deemed, to have a personal interest in this resolution.

                  The Board of Directors recommends a vote FOR
                     approval of this proposed resolution.

        ITEM 8 -- REAPPOINTMENT OF INDEPENDENT AUDITORS AND FIXING THEIR
                                  REMUNERATION

     At the meeting, the shareholders will be asked to approve the reappointment of Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited), Certified Public Accountants (Israel), as independent auditors of the Company until the next annual general meeting of shareholders. The 2003 Annual General Meeting of Shareholders approved the appointment of Kesselman & Kesselman for the fiscal year ending December 31, 2003. Kesselman & Kesselman, and other auditors affiliated with PricewaterhouseCoopers, also serve as auditors of our subsidiaries. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors approved the reappointment and believe that the independence of Kesselman & Kesselman is not affected by Kesselman & Kesselman providing tax consulting services to the Company.

     The shareholders will also be asked to authorize our Board of Directors to delegate to the Audit Committee of the Board the authority to fix the compensation of Kesselman & Kesselman.

     It is proposed that at the meeting the following resolution be adopted:

          "RESOLVED, that the reappointment of Kesselman & Kesselman as independent auditors of the Company until immediately following the next annualgeneralmeeting of shareholders of the Company be, and it hereby is, approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of its services."

     The affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required to approve the aforesaid resolution.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.

                            ITEM 9 -- OTHER BUSINESS

     It is not anticipated that there will be presented at the meeting any matters other than those on the agenda described above. If any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                         By Order of the Board of Directors,

                                         AMI EREL
                                         Chairman of the Board of Directors

                                         RAANAN COHEN
                                         President and Chief Executive Officer

Dated: April 1, 2004

                                   APPENDIX A

                    CURRENT TEXT OF ARTICLES 7, 52, 56 AND 57
                                       OF
                      THE COMPANY'S ARTICLES OF ASSOCIATION

7. Consolidation, Subdivision, Cancellation and Reduction of Share Capital

     (a) The Company may, from time to time, by Special Resolution (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

          (i) consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares,

          (ii) subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by the Memorandum of Association (subject, however, to the provisions of Section 144(4) of the Companies Ordinance),

          (iii) cancel any shares which, at the date of the adoption of such Special Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of shares so canceled, or

          (iv) reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by law.

     (b) With respect of any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

          (i) determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

          (ii) allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

          (iii) redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

          (iv) cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 7(b)(iv).

52. Declaration of Dividends

     The Board of Directors may from time to time declare, and cause the Company to pay, such interim dividend as may appear to the Board of Directors to be justified by the profits of the Company. The final dividend in respect of any fiscal period shall be proposed by the Board of Directors and shall be payable only after the same has been approved by Ordinary Resolution of the Company, but no such resolution shall provide for the payment of an amount exceeding that proposed by the Board of Directors for the payment of such final dividend, and no such resolution or any failure to approve a final dividend shall affect any interim dividend theretofore declared and paid. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto

56. Payment in Specie

     Upon the recommendation of the Board of Directors approved by Ordinary Resolution of the Company, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.

57. Capitalization of Profits, Reserves, etc.

     Upon the recommendation of the Board of Directors approved by Ordinary Resolution of the Company, the Company (i) may cause any moneys, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly, in payment, in full or in part, of the uncalled liability on any issued shares or debentures or debenture stock; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

                                   APPENDIX B

                             INDEMNIFICATION LETTER

        Text of Indemnification Letter from the Company to its Directors and other Office Holders to be acknowledged by the recipient


WHEREAS, it is in the best interest of Scitex Corporation Ltd. (the "Company") to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve publicly-held companies unless they are provided with adequate protection through insurance and indemnification in connection with such service; and

WHEREAS, you have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law;

NOW, THEREFORE, in consideration of your continuing to serve the Company, the parties agree as follows:

1. The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following:

     1.1 any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court, in respect of any act or omission ("action") taken or made by you in your capacity as a director, officer and/or employee of the Company; and

     1.2 all reasonable litigation expenses, including attorneys' fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings in which you are convicted of a crime which does not require proof of mens rea (criminal intent), all in respect of actions taken by you in your capacity as an a director, officer and/or employee of the Company.

     The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in your capacity as a director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as such a director or observer results from the Company's holdings in such company or is made at the Company's request ("Affiliate").

2. The Company will not indemnify you for any amount you may be obligated to pay in respect of:

     2.1  a breach of your duty of loyalty;

     2.2 a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

     2.3 An action taken or not taken with the intent of unlawfully realizing personal gain;

     2.4  A fine or penalty imposed upon you for an offense; and

     2.5 A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3. The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you ("Time of Indebtedness"), and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime, which requires criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

     As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4. The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.   The indemnification will be limited to the expenses mentioned in paragraph
     1.2 (pursuant and subject to paragraph 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of paragraph 2 above) and to the matters mentioned in paragraph 1.1 above insofar as they result from your actions in the following matters or in connection therewith:

     5.1 The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

     5.2 Occurrences resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

     5.3 Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

     5.4 The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

     5.5 Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

     5.6 Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

     5.7 Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

     5.8 Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

     5.9 Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

     5.10 Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

     5.11 Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.

6. The total amount of Indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to US$100 million, or such greater sum as shall, from time to time, be approved by the shareholders of the Company, following approval (where required under the Companies Law 5759-1999) by the Audit Committee and Board of Directors of the Company.

7. The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in paragraph 6 above.

8. Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10. In all indemnifiable circumstances indemnification will be subject to the following:

     10.1 You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

     Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you.

     10.2 Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

          The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

          For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

     10.3 You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

     10.4 If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

     10.5 The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company's consent to such compromise or settlement.

     10.6 If required by law, the Company's authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11. If for the validation of any of the undertakings in this Letter of Indemnification any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12. For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

13. If any undertaking included in this Letter of Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings that will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14. This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

15. This Letter of Indemnification cancels any preceding letter of indemnification that may have been issued to you.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

                 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                            SCITEX CORPORATION LTD.

                                 April 25, 2004

---------
PROOF # 3
---------

                           Please date, sign and mail
                             your proxy card in the
                           envelope provided as soon
                                  as possible.

  \/ Please detach along perforated line and mail in the envelope provided. \/

--------------------------------------------------------------------------------
   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE DIRECTOR
                        AND "FOR" PROPOSALS 2 THROUGH 8.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
           PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]
--------------------------------------------------------------------------------

1.  Election of Nachum Shamir as a director.

                                NOMINEE:

[ ] FOR THE NOMINEE                Nachum Shamir

[ ] WITHHOLD AUTHORITY
    FOR THE NOMINEE

                                                           FOR  AGAINST  ABSTAIN

2.  Approval of amendments to Article 53 of the            [ ]     [ ]     [ ]
    Company's Articles of Association.

3.  Approval of plan for cash distribution.                [ ]     [ ]     [ ]

4.  Approval of amendments to Articles 7, 52, 56 and 57    [ ]     [ ]     [ ]
    of the Company's Articles of Association.

5.  Approval of repurchase of Ordinary Shares.             [ ]     [ ]     [ ]

5A. I DO NOT have a personal interest in proposal 5.*      [ ]     [ ]
    (If you do not have a personal interest, mark the "FOR" box. If you have a personal interest, mark the "AGAINST" box.)

6.  Approval of Services Agreement with Discount           [ ]     [ ]     [ ]
    Investment Corporation Ltd. and suspension of services provided by Clal Industries & Investments
    Ltd.

6A. I DO NOT have a personal interest in proposal 6.*      [ ]     [ ]
    (If you do not have a personal interest, mark the "FOR" box. If you have a personal interest, mark the "AGAINST" box.)

7.  Approval of Indemnification of Directors and           [ ]     [ ]     [ ]
    Officers.

7A. I DO NOT have a personal interest in proposal 7.*      [ ]     [ ]
    (If you do not have a personal interest, mark the "FOR" box. If you have a personal interest, mark the "AGAINST" box.)

8.  Approval of reappointment of independent auditors      [ ]     [ ]     [ ]
    until next Annual General Meeting and fixing their remuneration.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting, or any adjournment thereof.

*For a definition of "personal interest", please see pages 10 and 11 of the Proxy Statement. It should be noted, among other things, that a "personal interest" does not include an interest arising in itself from the ownership of shares.

To change the address on your account, please check the box at right
and indicate your new address in the address space above. Please note    [ ]
that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder                                Date:

--------------------------------------------------------------------------------

Signature of Shareholder                                Date:

--------------------------------------------------------------------------------

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

---------
PROOF # 1
---------

                                                                       0

                                     PROXY

                            SCITEX CORPORATION LTD.

          PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 25, 2004

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

      The undersigned hereby constitutes and appoints AMI EREL, RAANAN COHEN and YAHEL SHACHAR, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Scitex Corporation Ltd. (the "Company"), held of record in the name of the undersigned at the close of business on March 29, 2004, at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel, on April 25, 2004 at 10:00 A.M. (local time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders dated April 1, 2004 and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, the Proxy will be voted FOR each Proposal (including to indicate the absence of a personal interest in respect of items 5, 6 and 7). Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

                (Continued and to be signed on the reverse side)

                                                                           14475